Rule 17g-1(g)(2)

Deutsche DWS Market Trust, on behalf of DWS Global Income Builder Fund, and Cash Account Trust, on behalf of DWS Tax-Exempt Portfolio, have filed a notice of circumstances or occurrences under their Investment Company Blanket Bond to potentially recover monies associated with identity theft fraudulent activity perpetrated on a shareholder’s account in each Fund. The amount of the potential claim is approximately $23,000.